SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AVANIR PHARMACEUTICALS, INC.

(Name of Subject Company)

Bigarade Corporation

(Offeror)

a wholly owned direct subsidiary of

Otsuka America, Inc.

(Direct Parent of Offeror)

a wholly owned indirect subsidiary of

Otsuka Pharmaceutical Co., Ltd.

(Parent of Offeror)

a wholly owned subsidiary of

Otsuka Holdings Co., Ltd.

(Ultimate Parent of Offeror)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

05348P401

(CUSIP Number of Class of Securities)

Tadahide Yoshida

Director, Legal Affairs Department

Otsuka Pharmaceutical Co., Ltd.

Shinagawa Grand Central Tower

2-16-4 Konan, Minato-ku, Tokyo 108-8242, Japan

+81-3-6717-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mitsuhiro Kamiya Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 21st Floor 1-6-1 Roppongi, Minato-ku, Tokyo, 106-6021 Japan +81-3-3568-2600	Kenton King Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 (650) 470-4500	Hiroshi Sarumida Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,540,211,988	$411,373

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $17.00 per share of common stock of Avanir Pharmaceuticals, Inc., par value $0.0001 per share, (“Shares”) by 208,247,764 Shares, which is the sum of (i) 193,811,203 Shares issued and outstanding, and (ii) 14,436,561 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options to purchase Shares and Shares issuable upon settlement of any restricted stock units.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None Form of Registration No.: N/A	Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by Bigarade Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Otsuka Pharmaceutical Co., Ltd., a joint stock company organized under the laws of Japan (“Parent”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Avanir Pharmaceuticals, Inc., a Delaware corporation (“Avanir”), at a purchase price of $17.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes payable in respect thereof, upon the terms and subject to the conditions set forth in (1) the Offer to Purchase, dated December 12, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. As described in the Offer to Purchase, the subject company to which this Schedule TO relates is Avanir Pharmaceuticals, Inc., a Delaware corporation. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Avanir” is incorporated herein by reference.

(b) Securities. This Schedule TO relates to the outstanding shares of common stock, par value $0.0001 per share, of Avanir Pharmaceuticals, Inc. As of the close of business on December 11, 2014, Avanir advised Parent that there were 193,811,203 Shares issued and outstanding.

(c) Trading Market and Price. The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and address. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase entitled “Information Relating to Parent and Purchaser” is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase entitled “Information Relating to Parent and Purchaser” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Avanir,” “Certain Information Concerning Parent and Purchaser,” “Background of the Transaction; Past Contacts or Negotiations with Avanir,” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Background of the Transaction; Past Contacts or Negotiations with Avanir,” and “Purposes of the Offer; Plans for Avanir” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer; Plans for Avanir” is incorporated herein by reference.

(c) Plans. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Background of the Transaction; Past Contacts or Negotiations with Avanir,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for Avanir,” “The Merger Agreement; Other Agreements,” and “Dividends and Distributions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) Securities Ownership; Securities Transactions. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase entitled “Information Relating to Parent and Purchaser” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) and (b) Financial Information; Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Transaction; Past Contacts or Negotiations with Avanir,” “Purpose of the Offer; Plans for Avanir” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Avanir,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) To the extent not already incorporated into this Schedule TO, the information set forth in the Offer to Purchase and in the related Letter of Transmittal, in each case as of the date hereof, is incorporated herein by reference. Additional information from future filings with the SEC may be incorporated by reference herein by amending this Schedule TO.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 12, 2014*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on December 12, 2014

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	English Translation of Press Release of Otsuka Holdings Co., Ltd. filed with the Tokyo Stock Exchange and dated December 2, 2014 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission on December 2, 2014)

(a)(5)(B)	Press Release of Otsuka Pharmaceutical Co., Ltd. dated December 2, 2014 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission on December 2, 2014)

(a)(5)(C)	English Translation of Investor Presentation of Otsuka Holdings Co., Ltd. dated December 2, 2014 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission on December 2, 2014)

(a)(5)(D)	English Translation of the Japanese-language Extraordinary Report filed by Otsuka Holdings Co., Ltd., with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan pursuant to the Financial Instruments and Exchange Act of Japan, dated December 10, 2014 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission on December 10, 2014)

(a)(5)(E)	Press Release of Otsuka Pharmaceutical Co., Ltd., dated December 12, 2014

(b)(1)	Debt Commitment Letter, dated as of December 9, 2014 among Otsuka Holdings Co., Ltd., Otsuka America, Inc. and The Bank Of Tokyo-Mitsubishi UFJ, Ltd.

(d)(1)	Agreement and Plan of Merger, dated as of December 1, 2014, by and among Otsuka Pharmaceutical Co., Ltd., Bigarade Corporation and Avanir Pharmaceuticals, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Avanir with the Securities and Exchange Commission on December 2, 2014)

Exhibit No.	Description

(d)(2)	Mutual Non-Disclosure Agreement, dated as of May 13, 2013 between Otsuka Pharmaceutical Co., Ltd. and Avanir Pharmaceuticals, Inc.

(d)(3)	First Amendment to Non-Disclosure Agreement, dated as of July 16, 2013, between Otsuka Pharmaceutical Co., Ltd. and Avanir Pharmaceuticals, Inc.

(d)(4)	Second Amendment to Non-Disclosure Agreement, dated as of September 2, 2014, between Otsuka Pharmaceutical Co., Ltd. and Avanir Pharmaceuticals, Inc.

(g)	Not applicable

(h)	Not applicable

*	Included in mailing to stockholders.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2014

Otsuka Holdings Co., Ltd.

By:	/s/ TATSUO HIGUCHI
Name:	Tatsuo Higuchi
Title:	President and Representative Director, CEO

Otsuka Pharmaceutical Co., Ltd.

By:	/s/ TARO IWAMOTO
Name:	Taro Iwamoto, Ph.D.
Title:	President and Representative Director

Otsuka America, Inc.

By:	/s/ NORIKO TOJO
Name:	Noriko Tojo
Title:	President and CEO

Bigarade Corporation

By:	/s/ HIROTAKA NOMA
Name:	Hirotaka Noma
Title:	President

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 12, 2014*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on December 12, 2014

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	English Translation of Press Release of Otsuka Holdings Co., Ltd. filed with the Tokyo Stock Exchange and dated December 2, 2014 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission on December 2, 2014)

(a)(5)(B)	Press Release of Otsuka Pharmaceutical Co., Ltd. dated December 2, 2014 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission on December 2, 2014)

(a)(5)(C)	English Translation of Investor Presentation of Otsuka Holdings Co., Ltd. dated December 2, 2014 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission on December 2, 2014)

(a)(5)(D)	English Translation of the Japanese-language Extraordinary Report filed by Otsuka Holdings Co., Ltd., with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan pursuant to the Financial Instruments and Exchange Act of Japan, dated December 10, 2014 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission on December 10, 2014)

(a)(5)(E)	Press Release of Otsuka Pharmaceutical Co., Ltd., dated December 12, 2014

(b)(1)	Debt Commitment Letter, dated as of December 9, 2014 among Otsuka Holdings Co., Ltd., Otsuka America, Inc. and The Bank Of Tokyo-Mitsubishi UFJ, Ltd.

(d)(1)	Agreement and Plan of Merger, dated as of December 1, 2014, by and among Otsuka Pharmaceutical Co., Ltd., Bigarade Corporation and Avanir Pharmaceuticals, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Avanir with the Securities and Exchange Commission on December 2, 2014)

(d)(2)	Mutual Non-Disclosure Agreement, dated as of May 13, 2013 between Otsuka Pharmaceutical Co., Ltd. and Avanir Pharmaceuticals, Inc.

Exhibit No.	Description

(d)(3)	First Amendment to Non-Disclosure Agreement, dated as of July 16, 2013, between Otsuka Pharmaceutical Co., Ltd. and Avanir Pharmaceuticals, Inc.

(d)(4)	Second Amendment to Non-Disclosure Agreement, dated as of September 2, 2014, between Otsuka Pharmaceutical Co., Ltd. and Avanir Pharmaceuticals, Inc.

(g)	Not applicable

(h)	Not applicable

* Included in mailing to stockholders.